Sticker to Prospectus

     The Prospectus for ICON Leasing Fund Eleven, LLC consists of this sticker, the Prospectus which is dated April 21, 2005, Supplement No. 1, dated June 17, 2005, Supplement No. 2 dated June 27, 2005 and Supplement No. 3 dated August 15, 2005. Supplement No. 3 contains information related to the current status of the offering and updates certain financial information in the Prospectus.

                                                Filed Pursuant to Rule 424(b)(3)

                          ICON LEASING FUND ELEVEN, LLC

                                SUPPLEMENT NO. 3
                              DATED AUGUST 15, 2005

                               TO PROSPECTUS DATED
                                 APRIL 21, 2005

Summary

     We are providing you with this Supplement No. 3, dated August 15, 2005, to update the Prospectus dated April 21, 2005, as amended by Supplement No. 1, dated June 17, 2005 and Supplement No. 2, dated June 27, 2005. The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Eleven, LLC ("Fund Eleven") Prospectus, as amended by Supplement No. 1 and Supplement No. 2. This Supplement No. 3 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1 and Supplement No. 2.

     The primary purposes of this Supplement No. 3 are to:

o    Describe the current status of the offering; and

o    Update certain financial information of Fund Eleven to June 30, 2005.

Current Status of the Offering

     As of July 31, 2005, 41,370.13052 shares have been sold to 1,413 additional members, and those additional members had contributed capital of $41,370,131 to Fund Eleven. Fund Eleven has not yet purchased any equipment but is seeking various equipment leasing opportunities. The minimum offering was achieved on May 6, 2005, and the $10 million minimum offering for Pennsylvania was achieved on May 26, 2005.

Our Compensation

     Through July 31, 2005, Sales Commissions, Underwriting Fees and the O&O Expense Allowance, totaling $5,584,967 have been paid to us and our affiliates in connection with this offering. These fees are described on pages 26 and 27 of the Prospectus.

Certain Financial Information of Fund Eleven for the Quarter Ended June 30, 2005

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                                  Balance Sheet
                                  June 30, 2005
                                   (Unaudited)


                                     ASSETS

 Cash and cash equivalents                                     $   23,637,404
                                                               ==============


                         LIABILITIES AND MEMBERS' EQUITY

 Accrued offering expenses                                     $      323,262
 Due to Manager                                                       122,204
                                                               --------------

   Total liabilities                                                  445,466
                                                               --------------

 Commitments and contingencies
 Members' equity:
   Manager (one share outstanding, $1,000 per share original
      issue price)                                                       (631)
   Additional Members (26,998.74145 shares outstanding,
      $1,000 per share original issue price)                       23,192,569
                                                               --------------

 Total members' equity                                             23,191,938
                                                               --------------

 Total liabilities and members' equity                         $   23,637,404
                                                               ==============
See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                             Statement of Operations
   Period From May 6, 2005 (Commencement of Operations) Through June 30, 2005
                                   (Unaudited)


 Revenue:
    Interest income                               $     2,296
                                                  -----------

 Expenses:
    Administrative expense reimbursement - Manager    122,204
    General and administrative                            160
                                                  -----------

Total expenses                                        122,364
                                                  -----------

 Net loss                                         $  (120,068)
                                                  ===========

 Net loss allocable to:
    Additional Members                            $  (118,867)
    Manager                                            (1,201)
                                                  -----------


                                                  $  (120,068)
                                                  ===========

 Weighted average number of additional member
shares outstanding                                     11,156
                                                  ===========

 Net loss per weighted average
additional member share                           $    (10.65)
                                                  ===========

See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                     Statement of Changes in Members' Equity
   Period From May 6, 2005 (Commencement of Operations) Through June 30, 2005
                                   (Unaudited)


                                          Additional Members' Distributions
                                            (Per weighted average share)
                                               Return of    Investment             Additional    Managing
                                                Capital       Income                Members       Member             Total
                                                -------       ------                -------       ------             -----
Balance, May 6, 2005                                                          $          1,000  $      1,000      $       2,000

 Proceeds from issuance of additional
         member shares (26,997.74145)                                               26,997,741            -          26,997,741
 Sales and offering expenses                                                        (3,644,695)           -          (3,644,695)
 Cash distributions to members                 $   (3.82)     $    -                   (42,610)         (430)           (43,040)
 Net loss                                                                             (118,867)       (1,201)          (120,068)
                                                                              ----------------   -----------      -------------

Balance, June 30, 2005                                                        $     23,192,569   $      (631)     $  23,191,938
                                                                              ================   ===========      =============

See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                             Statement of Cash Flows
   Period From May 6, 2005 (Commencement of Operations) Through June 30, 2005
                                   (Unaudited)


 Cash flows from operating activities:
    Net loss                                                $        (120,068)
      Changes in operating assets and liabilities:
       Due to Manager                                                 122,204
                                                            -----------------

 Net cash provided by operations:                                       2,136
                                                            -----------------

 Cash flows from financing activities:
    Issuance of additional member shares, net of sales and
      offering expenses paid                                       23,353,046
    Accrued offering expenses                                         323,262
    Cash distributions to members                                     (43,040)
                                                            -----------------

 Net cash provided by financing activities                         23,633,268
                                                            =================

 Net increase in cash and cash equivalents                         23,635,404

 Cash and cash equivalents, beginning of the period                     2,000
                                                            -----------------

 Cash and cash equivalents, end of the period               $      23,637,404
                                                            =================

See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                                  June 30, 2005
                                   (Unaudited)

(1)    Basis of Presentation

     The accompanying financial statements of ICON Leasing Fund Eleven, LLC (the "LLC") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The results for the interim period are not necessarily indicative of the results for the full year.

(2)    Organization

     The LLC was formed on December 2, 2004 as a Delaware limited liability company and commenced operations on May 6, 2005 when the LLC admitted its first additional members. The LLC is engaged in one business segment, the business of acquiring equipment subject to lease. The LLC will continue until December 31, 2024, unless terminated sooner.

     ICON Capital Corp. (the "Manager") is a Connecticut corporation. The Manager will manage and control the business affairs of the LLC's equipment leases and financing transactions under the terms of a limited liability company agreement with the LLC. Additionally, the Manager has a 1% ownership interest in the LLC.

     The LLC is currently in its offering period which began in April 2005 and is anticipated to end during April 2007. The initial capitalization of the LLC was $2,000 on December 17, 2004 which consisted of $1,000 from the Manager and $1,000 for a single additional member share from an officer of the Manager. The LLC is offering membership interests with the current intention of raising up to $200,000,000 of capital.

     The LLC had its initial closing on May 6, 2005 (Commencement of Operations) with the sale of 1,200 membership interests representing $1,200,000 of capital contributions. From May 7, 2005 through June 30, 2005, the LLC has sold an additional 25,797.74145 membership interests representing $25,797,741 of capital contributions. Beginning with the commencement of operations, the LLC has been paying sales commissions incurred to third parties and various fees to the Manager and ICON Securities Corp., a wholly-owned subsidiary of the Manager. These sales commissions and fees paid to the Manager and its affiliate are a reduction of the LLC's equity.

     With the proceeds from membership interests sold, the LLC intends to invest in equipment subject to lease and in residual ownership rights in leased equipment.

     Profits, losses, cash distributions and disposition proceeds are allocated 99% to the Additional Members and 1% to the Manager until each Additional Member has received cash distributions and disposition proceeds sufficient to reduce their adjusted capital contribution account to zero and received, in addition, other distributions and allocations which would provide an 8% per annum cumulative return on their outstanding adjusted capital contribution account. After such time, the distributions will be allocated 90% to the Additional Members and 10% to the Manager.

                         ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                                  June 30, 2005
                                   (Unaudited)

(3)    Summary of Significant Accounting Policies

     Cash and Cash Equivalents

     Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. The LLC periodically evaluates the credit worthiness of the institution and has not experienced any losses on such deposits.

     Share Redemption

     The LLC may, at its discretion, redeem shares from a limited number of its additional members, as defined in its LLC agreement. The redemption price for any shares approved for redemption is based upon a formula, as defined in the LLC agreement.

     Per Unit Data

     Net income and distributions per share are based upon the weighted average number of additional member shares outstanding during the period. The weighted average number of additional member shares outstanding is calculated as if operations commenced on May 6, 2005.

     Income Taxes

     The LLC is taxed as a partnership for Federal and state income tax purposes. No provision for income taxes has been recorded since the liability for such taxes is that of each of the individual members rather than the LLC. The LLC's income tax returns are subject to examination by the Federal and state taxing authorities, and changes, if any could adjust the individual income tax of the members.

(4)    Transactions with Related Parties

     The LLC has entered into certain agreements with the Manager and ICON Securities Corp. whereby the LLC pays certain fees and reimbursements to those parties. ICON Securities Corp. is entitled to receive a 2% underwriting fee from the gross proceeds from sales of shares to the Additional Members.

     In accordance with the terms of the LLC Agreement, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals received either directly by the LLC or through joint ventures and (ii) acquisition fees of 3% calculated based on the gross value of the transactions. In addition, the Manager will be reimbursed for administrative expenses incurred in connection with the LLC's operations.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                                  June 30, 2005
                                   (Unaudited)

(4)    Transactions with Related Parties - continued

     From May 6, 2005 (Commencement of Operations) through June 30, 2005, the LLC has raised $26,997,741 of capital contributions. For the period from May 6, 2005 (Commencement of Operations) through June 30, 2005, the LLC has paid sales commissions to unrelated third parties of $2,159,624, underwriting commissions to ICON Securities Corp. of $539,955 and organizational and offering fees to the Manager of $944,921. Of these amounts, the LLC has accrued $277,706 in sales commissions, $16,494 in underwriting commissions and $28,864 for organizational and offering fees at June 30, 2005. For the period from May 6, 2005 to June 30, 2005, the LLC accrued $122,204 for administrative expense reimbursements due to the Manager.

     From July 1, 2005 through July 31, 2005, the LLC has raised an additional $14,372,389 of capital contributions. For the period from July 1, 2005 through July 31, 2005 the LLC has paid or accrued sales commissions to unrelated third parties of $1,423,961, underwriting commissions to ICON Securities Corp. of $287,448 and organizational and offering fees paid to the Manager of $503,034.

     Fees and other expenses paid or accrued by the LLC to the Manager or its affiliate was as follows for the period from May 6, 2005 (Commencement of Operations) through June 30, 2005:

  Organization and offering fees (1)             $     944,921
  Underwriting commissions (1)                         539,955
  Administrative expense reimbursements (2)            122,204
                                                 -------------

                                                 $   1,607,080

     (1) Charged directly to members' equity.

     (2)  Charged directly to operations.